                                                                  EXHIBIT (a)(8)


NETWORK ASSOCIATES TO ACQUIRE CYBERMEDIA

McAfee Software Division Targets Corporate Desktops, Retail and Electronic Channels

SANTA CLARA, Calif., July 28/PRNewswire/ -- Network Associates (Nasdaq: NETA) today announced that it has entered into a definitive merger agreement to acquire CyberMedia Inc. (Nasdaq: CYBR), a provider of desktop utility software solutions. This transaction has been approved unanimously by the Boards of Directors of both companies.

Under the terms of the merger agreement, within the next 5 business days, a subsidiary of Network Associates will commence a tender offer for all outstanding shares of CyberMedia Common Stock at a net price of $9.50 per share in cash for an aggregate purchase price of approximately $130 million. Following the completion of the tender offer, the Network Associates subsidiary will be merged into CyberMedia in a transaction in which any CyberMedia shares not tendered will be converted into the right to receive the same per share cash price paid in the tender offer. Completion of the tender offer is subject to customary conditions, including the tender of a majority of the CyberMedia shares, receipt of necessary governmental approvals and the expiration of applicable waiting periods under the Hart-Scott-Rodino Act. The merger agreement is not subject to a financing contingency.

Upon completion of the acquisition, CyberMedia products will become part of the McAfee Software Division, a new business unit dedicated to expanding the desktop product line to both corporate and consumer desktops through electronic commerce and traditional retail channels on a world-wide basis.

As the pioneer in "self healing technology" for PCs, CyberMedia's products include several of the leading brand names in the industry including First Aid(R) 98 and Uninstaller(TM) which are both fixtures in the top ten of PC Data's monthly top selling software list.

"CyberMedia has done an excellent job of building brand awareness," said Kanwal Rekhi chief executive officer of CyberMedia. "Now, with the support of Network Associates' sales and marketing machine, CyberMedia products will have a stronger position in the exploding electronic commerce channel as well as the traditional retail channels. NAI can enhance the CyberMedia product line by increasing investment in development and marketing, as well as broadening distribution in the international marketplace."

"The McAfee Software Division was created to build on the more than 50 million desktops running McAfee products today," said Pete Stewart, the newly appointed vice president and general manager of Network Associates' McAfee Software Division. "Cybermedia's product line will help us achieve that growth and compete more effectively against competitors like Symantec (Nasdaq: SYMC) in the retail space."

CyberMedia's self healing technology will also augment Network Associates' Total Service Desk Suite which is designed to solve corporate IT problems before they affect end user productivity. CyberMedia's Support Server Repair Engine(TM) offers corporate users and network administrators automatic technical support based on ActiveHelp technology and CyberMedia's unique knowledge base of problems and fixes.

"With this transaction, Network Associates augments its server-based diagnostic and self-healing technology and delivers CyberMedia's innovative technology into the Network Associates corporate sales channels," added Stewart.

Founded in 1991, CyberMedia offers a complete set of software and services that provide the highest quality of immediate help to computer users at home and work, all over the world. For more information about CyberMedia, please visit the CyberMedia Web site at www.cybermedia.com.

McAfee Software Division is a business unit of Network Associates, Inc. McAfee's solutions are designed to secure, protect and optimize the desktop computers into the new millennium. McAfee's advanced desktop technologies includes premier anti-virus, encryption, and desktop optimization software. For more information about the McAfee Software Division, please visit the web site at www.mcafee.com.

With headquarters in Santa Clara, California, Network Associates, Inc. is a leading supplier of enterprise network security and management solutions. Network Associates' NetTools Secure and NetTools Manager offer best-of-breed, suite-based network security and management solutions. NetTools Secure and NetTools Manager suites combine to create NetTools which centralizes these point solutions within an easy-to-use, integrated systems management environment. For more information about Network Associates, please visit the web site of www.nai.com.

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (including with respect to the consummation of the transaction and the integration of various security products in an integrated management environment). Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially, including without limitation, integration risks related to the proposed transaction, the risk that the proposed transaction will not be consummated, and the risk that the anticipated benefits of the transaction will not be realized. Important factors which could cause actual results to differ materially are described in Network Associates' reports on Form 10-K and 10-Q filed with the Securities and Exchange Commission.